Exhibit 99.2

trivago N.V.
Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2026

trivago N.V.
Condensed consolidated statements of operations
(€ thousands, except per share amounts, unaudited)

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Revenue	€124,557	€83,913	€231,321	€162,153
Revenue from related party	43,850	55,355	79,979	101,223
Total revenue	168,407	139,268	311,300	263,376

Costs and expenses:
Cost of revenue, including related party, excluding amortization (1)	8,449	2,669	13,954	5,388
Selling and marketing, including related party (1)(3)	138,328	123,957	259,135	234,176
Technology and content, including related party (1)(2)(3)	14,497	12,554	28,800	25,955
General and administrative, including related party (1)(3)	11,147	8,097	22,143	15,428
Amortization of intangible assets (2)	1,752	33	3,031	33
Operating loss	(5,766)	(8,042)	(15,763)	(17,604)

Other income/(expense)
Interest expense	(22)	(3)	(47)	(6)
Interest income	905	530	1,489	1,266
Other, net	(556)	213	(800)	481
Total other income, net	327	740	642	1,741

Loss before income taxes	(5,439)	(7,302)	(15,121)	(15,863)
Benefit for income taxes	(347)	(1,170)	(2,769)	(3,220)
Loss before equity method investments	(5,092)	(6,132)	(12,352)	(12,643)
Loss from equity method investments	(58)	(370)	(88)	(1,654)
Net loss	€(5,150)	€(6,502)	€(12,440)	€(14,297)

Earnings per share available to common stockholders:
Basic	€(0.01)	€(0.02)	€(0.04)	€(0.04)
Diluted	(0.01)	(0.02)	(0.04)	(0.04)
Shares used in computing loss per share:
Basic	353,402	351,905	353,455	351,895
Diluted	353,402	351,905	353,455	351,895

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
(1) Includes share-based compensation as follows:
Cost of revenue	€38	€32	€67	€61
Selling and marketing	158	140	289	269
Technology and content	341	266	558	534
General and administrative	2,405	1,442	4,498	3,063

(2) Includes amortization as follows:
Amortization of internal use software and website development costs included in technology and content	€862	€770	€1,709	€1,551
Amortization of acquired technology and other assets included in amortization of intangible assets	1,752	33	3,031	33

(3) Includes related party expense as follows:
Selling and marketing	€9	€75	€17	€96
Technology and content	167	440	327	941
General and administrative	36	14	63	37
See accompanying notes

trivago N.V.
Condensed consolidated statements of comprehensive loss
(€ thousands, unaudited)

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Net loss	€(5,150)	€(6,502)	€(12,440)	€(14,297)
Other comprehensive income/(loss):
Currency translation adjustments, net	282	(361)	723	(587)
Total other comprehensive income/(loss)	282	(361)	723	(587)
Comprehensive loss	€(4,868)	€(6,863)	€(11,717)	€(14,884)
See accompanying notes

trivago N.V.
Condensed consolidated balance sheets
(€ thousands, except share and per share data, unaudited)

ASSETS	As of June 30, 2026	As of December 31, 2025
Current assets:
Cash and cash equivalents	€114,448	€130,936
Restricted cash	123	135
Accounts receivable, net of allowance for credit losses of €867 and €838 at June 30, 2026 and December 31, 2025, respectively	73,241	42,680
Accounts receivable, related party	31,834	21,786
Short-term investments	40,808	11,876
Tax receivable	1,382	307
Prepaid expenses and other current assets	9,035	6,369
Total current assets	270,871	214,089

Property and equipment, net	8,971	8,810
Operating lease right-of-use assets	36,681	37,631
Deferred income taxes	4,382	2,438
Equity method investments	4,787	4,877
Investments and other assets	2,377	2,636
Intangible assets, net	71,901	74,171
Goodwill	14,189	13,797
TOTAL ASSETS	€414,159	€358,449

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	€57,613	€34,142
Income taxes payable	3,208	6,867
Deferred revenue	8,302	3,927
Payroll liabilities	5,025	4,042
Accrued expenses and other current liabilities	8,853	10,504
Advances from travelers	78,220	34,535
Operating lease liability	2,605	2,486
Total current liabilities	163,826	96,503

Operating lease liability	32,866	33,856
Deferred income taxes	12,823	14,190
Other long-term liabilities	230	601

Stockholders’ equity:
Class A common stock, €0.06 par value - 1,523,230,720 shares authorized, Shares issued: 116,974,465 and 115,621,475, respectively Shares outstanding: 115,315,375 and 115,621,475, respectively	7,018	6,937
Class B common stock, €0.60 par value - 237,676,928 shares authorized, 237,476,895 shares issued and outstanding, respectively	142,486	142,486
Treasury stock at cost - Class A shares, 1,659,090 and nil shares, respectively	(1,326)	—
Reserves	696,922	692,845
Contribution from Parent	122,307	122,307
Accumulated other comprehensive loss	(243)	(966)
Accumulated deficit	(762,750)	(750,310)
Total stockholders' equity	204,414	213,299
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	€414,159	€358,449
See accompanying notes

trivago N.V.
Condensed consolidated statements of changes in equity
(€ thousands, unaudited)

Three months ended June 30, 2026	Class A common stock	Class B common stock	Treasury stock - Class A common stock	Reserves	Accumulated deficit	Accumulated other comprehensive loss	Contribution from Parent	Total stockholders' equity
Balance at April 1, 2026	€6,962	€142,486	€—	€694,886	€(757,600)	€(525)	€122,307	€208,516
Net loss					(5,150)			(5,150)
Other comprehensive income (net of tax)						282		282
Share-based compensation expense				2,764				2,764
Issuance of common stock related to exercise of options and vesting of RSUs	56			(56)				—
Withholdings on net share settlements of equity awards				(672)				(672)
Repurchase of Class A common stock			(1,326)					(1,326)
Balance at June 30, 2026	€7,018	€142,486	€(1,326)	€696,922	€(762,750)	€(243)	€122,307	€204,414

Six months ended June 30, 2026	Class A common stock	Class B common stock	Treasury stock - Class A common stock	Reserves	Accumulated deficit	Accumulated other comprehensive loss	Contribution from Parent	Total stockholders' equity
Balance at January 1, 2026	€6,937	€142,486	€—	€692,845	€(750,310)	€(966)	€122,307	€213,299
Net loss					(12,440)			(12,440)
Other comprehensive income (net of tax)						723		723
Share-based compensation expense				5,037				5,037
Issuance of common stock related to exercise of options and vesting of RSUs	81			(81)				—
Withholdings on net share settlements of equity awards				(879)				(879)
Repurchase of Class A common stock			(1,326)					(1,326)
Balance at June 30, 2026	€7,018	€142,486	€(1,326)	€696,922	€(762,750)	€(243)	€122,307	€204,414

Three months ended June 30, 2025	Class A common stock	Class B common stock	Treasury stock - Class A common stock	Reserves	Accumulated deficit	Accumulated other comprehensive income/(loss)	Contribution from Parent	Total stockholders' equity
Balance at April 1, 2025	€6,864	€142,486	€—	€688,673	€(769,325)	€41	€122,307	€191,046
Net loss					(6,502)			(6,502)
Other comprehensive loss (net of tax)						(361)		(361)
Share-based compensation expense				1,653				1,653
Issuance of common stock related to exercise of options and vesting of RSUs	25			(25)				—
Withholdings on net share settlements of equity awards				(367)				(367)
Balance at June 30, 2025	€6,889	€142,486	€—	€689,934	€(775,827)	€(320)	€122,307	€185,469

Six months ended June 30, 2025	Class A common stock	Class B common stock	Treasury stock - Class A common stock	Reserves	Accumulated deficit	Accumulated other comprehensive income/(loss)	Contribution from Parent	Total stockholders' equity
Balance at January 1, 2025	€6,843	€142,486	€—	€687,232	€(761,530)	€267	€122,307	€197,605
Net loss					(14,297)			(14,297)
Other comprehensive loss (net of tax)						(587)		(587)
Share-based compensation expense				3,393				3,393
Issuance of common stock related to exercise of options and vesting of RSUs	46			(46)				—
Withholdings on net share settlements of equity awards				(645)				(645)
Balance at June 30, 2025	€6,889	€142,486	€—	€689,934	€(775,827)	€(320)	€122,307	€185,469
See accompanying notes

trivago N.V.
Condensed consolidated statements of cash flows
(€ thousands, unaudited)

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Operating activities:
Net loss	€(5,150)	€(6,502)	€(12,440)	€(14,297)
Adjustments to reconcile net loss to net cash provided by/(used in):
Depreciation (property and equipment and internal-use software and website development)	1,116	1,011	2,214	2,029
Amortization of intangible assets	1,752	33	3,031	33
Share-based compensation	2,942	1,880	5,412	3,927
Deferred income taxes	(537)	(1,526)	(3,202)	(3,793)
Other, net	792	190	1,138	1,080
Changes in operating assets and liabilities:
Accounts receivable, including related party	(20,522)	(11,164)	(40,368)	(28,986)
Prepaid expenses and other assets	1,245	481	(2,333)	(217)
Accounts payable	11,794	6,654	22,774	17,524
Taxes payable/receivable, net	(3,446)	1,567	(4,733)	1,348
Advances from travelers	28,319	—	41,857	—
Other changes in operating assets and liabilities, net	1,151	905	2,145	780
Net cash provided by/(used in) operating activities	19,456	(6,471)	15,495	(20,572)

Investing activities:
Purchase of investments	(54,763)	—	(56,899)	—
Proceeds from sales and maturities of investments	16,774	—	28,737	—
Capital expenditures, including internal-use software and website development	(1,407)	(1,104)	(2,343)	(2,066)
Proceeds from receipt of tax credits	—	1,020	—	1,020
Other investing activities, net	9	2	13	8
Net cash used in investing activities	(39,387)	(82)	(30,492)	(1,038)

Financing activities:
Payment of withholding taxes on net share settlements of equity awards	(319)	(354)	(526)	(637)
Purchases of treasury stock	(1,326)	—	(1,326)	—
Other financing activities, net	(24)	(23)	(48)	(45)
Net cash used in financing activities	(1,669)	(377)	(1,900)	(682)

Effect of exchange rate changes on cash	31	(417)	397	(552)
Net decrease in cash, cash equivalents and restricted cash	(21,569)	(7,347)	(16,500)	(22,844)
Cash, cash equivalents and restricted cash at beginning of the period	136,140	118,590	131,071	134,087
Cash, cash equivalents and restricted cash at end of the period	€114,571	€111,243	€114,571	€111,243

Supplemental cash flow information:
Cash received for interest	€494	€560	€1,301	€1,260
Cash paid for taxes, net of (refunds)	3,643	(870)	5,183	(474)
Non-cash investing and financing activities:
Withholding taxes on net share settlements of equity awards-related liability	353	14	353	14
See accompanying notes

trivago N.V.
Notes to the condensed consolidated financial statements (unaudited)
Note 1: Organization and basis of presentation
Description of business
trivago N.V., (“trivago” the “Company,” “us,” “we” and “our”) and its subsidiaries offer online meta-search for hotel and accommodation through online travel agencies (“OTAs”), hotel chains and independent hotels. Our search-driven marketplace, delivered on websites and apps, provides users with a tailored search experience via our proprietary matching algorithms. We generally employ a ‘cost-per-click’ (or “CPC”) pricing structure, allowing advertisers to control their own return on investment and the volume of lead traffic we generate for them. We also offer a ‘cost-per-acquisition’ (or “CPA”) pricing structure, whereby an advertiser pays us a percentage of the booking revenues that ultimately result from a referral.
During 2013, the Expedia Group, Inc. (formerly Expedia, Inc., the "Parent" or "Expedia Group") completed the purchase of a controlling interest in the Company. As of June 30, 2026, Expedia Group’s ownership interest and voting interest in trivago N.V. is 59.2% and 83.9%, respectively.
Basis of presentation
We have prepared the accompanying interim unaudited condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial reporting. We have included all adjustments necessary for a fair presentation of the results of the interim period. These adjustments consist of normal recurring items. Our interim unaudited condensed consolidated financial statements are not necessarily indicative of results that may be expected for any other interim period or for the full year.
Certain information and note disclosures normally included in the audited annual consolidated financial statements have been condensed or omitted in accordance with Securities and Exchange Commission (“SEC”) rules. The condensed consolidated balance sheet as of December 31, 2025 was derived from our audited consolidated financial statements as of that date but does not contain all of the footnote disclosures from the annual financial statements. As such, these interim unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2025, previously filed with the SEC.
Seasonality
We experience seasonal fluctuations in the demand for our services as a result of seasonal patterns in travel. For example, searches and consequently our revenue, are generally the highest in the first three quarters as travelers plan and book their spring, summer and winter holiday travel. Our revenue typically decreases in the fourth quarter. Seasonal fluctuations affecting our revenue also affect the timing of our cash flows. We typically invoice once per month, with customary payment terms. Therefore, our cash flow varies seasonally with a slight delay to our revenue, and is significantly affected by the timing of our advertising spending. Changes in the relative revenue share of our offerings in countries and areas where seasonal travel patterns vary from those described above may influence the typical trend of our seasonal patterns in the future.

Accounting estimates
We use estimates and assumptions in the preparation of our interim unaudited condensed consolidated financial statements in accordance with GAAP. Preparation of the interim unaudited condensed consolidated financial statements and accompanying notes requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the unaudited condensed consolidated financial statements, as well as revenue and expenses during the periods reported. Our actual financial results could differ significantly from these estimates. The significant estimates underlying our interim unaudited condensed consolidated financial statements include: leases, income taxes, and share-based compensation.
Note 2: Significant accounting policies
The significant accounting policies used in preparation of these unaudited condensed consolidated financial statements for the three and six months ended June 30, 2026 are consistent with those discussed in Note 2 to the consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2025, except as updated below.
Consolidation
Following the acquisition of trivago DEALS in the third quarter of 2025, trivago consolidated the operating results of trivago DEALS on a one-month lag basis to facilitate the timely preparation of our consolidated financial statements. Effective with the quarter ended June 30, 2026, we eliminated the one-month reporting lag as trivago DEALS is now aligned with our reporting schedule. The elimination of the reporting lag represents a change in accounting principle which would ordinarily require retrospective application to prior periods after July 31, 2025 (representing the date of acquisition of trivago DEALS). We determined that the impact of not retrospectively applying this change was not material to our consolidated financial statements for those periods. Accordingly, we recognized the cumulative effect of the change in accounting principle within our unaudited condensed consolidated statements of operations for the three and six months ended June 30, 2026 and did not retrospectively apply the effects of this change to prior periods. As a result, the three-month period ended June 30, 2026 includes four months of trivago DEALS operating results, compared to the three months in a typical quarter.
Adoption of new accounting pronouncements
Credit Losses. We did not elect to apply the practical expedient provided by ASU 2025-05. As such, there was no impact to our unaudited condensed consolidated financial statements for all periods in 2026.
Recent accounting pronouncements not yet adopted
Expense Disaggregation Disclosures. In November 2024, the FASB issued ASU 2024-03 which requires enhanced disaggregated disclosures regarding income statement expenses in a tabular format. The new guidance requires relevant expense captions to be disaggregated into categories, such as employee compensation, depreciation, and intangible asset amortization, included within each interim and annual income statement's expense caption, as applicable. Additionally, entities are required to disclose their selling expenses and their definition of selling expenses. The new standard is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. We are in the process of evaluating the impact of adopting this new guidance on our consolidated financial statement disclosures.
Internal-Use Software. In September 2025, the FASB issued ASU 2025-06, which updates the accounting guidance for costs incurred in the development of internal-use software. The new guidance eliminates the requirement to categorize costs by project stage and instead allows entities to capitalize costs when management has authorized and committed funding for a software project and it is probable the project will be completed and used as intended, unless significant development uncertainty exists. The update is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2027, with early adoption permitted. We are in the process of evaluating the impact of adopting this new guidance on our consolidated financial statements.

Government Grants. In December 2025, the FASB issued ASU 2025-10, which provides authoritative guidance on the recognition, measurement, and presentation of a grant received by a business entity from a government. The new guidance standardizes the GAAP treatment of grants, replacing ad hoc IAS 20/ASC 958 analogies and improving comparability. The update is effective for fiscal years beginning after December 15, 2029, with early adoption permitted. We are in the process of evaluating the impact of adopting this new guidance on our consolidated financial statements.
Certain risks and concentration of credit risk
Our business is subject to certain risks and concentrations including dependence on relationships with our advertisers, dependence on third-party technology providers, and exposure to risks associated with online commerce security. Our concentration of credit risk relates to depositors holding our cash and customers with significant accounts receivable balances.
Our customer base includes primarily OTAs, hotel chains, and independent hotels, as well as individual travelers. We perform ongoing credit evaluations of our customers and maintain allowances for potential credit losses. We generally do not require collateral or other security from our customers.
Expedia Group, our controlling shareholder, and its affiliates represent 26% of total revenues for both the three and six months ended June 30, 2026, compared to 38% and 37% in the same periods in 2025. Expedia Group and its affiliates represent 30% and 34% of total accounts receivable as of June 30, 2026 and December 31, 2025, respectively.
Booking Holdings and its affiliates represent 34% and 36% of total revenues for the three and six months ended June 30, 2026, compared to 37% and 38% in the same periods in 2025. Booking Holdings and its affiliates represent 19% and 22% of total accounts receivable as of June 30, 2026 and December 31, 2025.
Deferred revenue
As of December 31, 2025, the deferred revenue balance was €3.9 million, €3.5 million of which was recognized as revenue during the six months ended June 30, 2026.
Foreign currency transaction gains and losses
Foreign currency transaction gains and losses presented within other income and expense, net for the three and six months ended June 30, 2026 and 2025 were as follows:

	Three months ended June 30,		Six months ended June 30,
(in thousands)	2026	2025	2026	2025
Foreign exchange gains/(losses), net	€(557)	€181	€(801)	€446

Note 3: Holisto Acquisition
On July 31, 2025, we exercised our share purchase option and acquired all remaining outstanding equity interests in Holisto Ltd. ("Holisto"). As a result, Holisto became our wholly owned and consolidated subsidiary and was subsequently renamed to trivago DEALS Ltd.
Supplemental Pro Forma Information
The following table presents unaudited supplemental pro forma consolidated revenue and net loss for the three and six months ended June 30, 2025 as if the Holisto acquisition had occurred on January 1, 2024.

	Three months ended June 30,	Six months ended June 30,
(in thousands)	2025	2025
Revenue	€145,257	€272,225
Net loss	(8,188)	(19,594)
The unaudited pro forma consolidated revenue reflects actual revenues prior to the Holisto acquisition, adjusted to eliminate intercompany transactions between trivago and Holisto that would have been eliminated had the entities been consolidated since January 1, 2024. The unaudited pro forma net loss is adjusted to (i) include amortization of acquired intangible assets and (ii) exclude net loss from the Holisto equity method investment and intercompany transactions between trivago and Holisto.
The unaudited pro forma information is not necessarily indicative of the results of operations that we would have reported had the transaction actually occurred at the beginning of the period nor is it necessarily indicative of future results. The unaudited pro forma financial information does not reflect the impact of future events that may occur after the acquisition, including, but not limited to, anticipated costs savings from synergies or other operational improvements.

Note 4: Fair value measurement
Financial assets measured at fair value on a recurring basis are classified using the fair value hierarchy in the tables below:

As of June 30, 2026	Total	Level 1	Level 2
(in thousands)
Cash equivalents:
Money market funds	€45,322	€45,322	€—
Term deposits	45,254	—	45,254
Short-term investments:
Term deposits	40,808	—	40,808
Investments and other assets:
Term deposits	1,351	—	1,351
Total	€132,735	€45,322	€87,413

As of December 31, 2025	Total	Level 1	Level 2
(in thousands)
Cash equivalents:
Term deposits	€80,000	€—	€80,000
Short-term investments:
Term deposits	11,876	—	11,876
Investments and other assets:
Term deposits	1,351	—	1,351
Total	€93,227	€—	€93,227
We value our financial assets using quoted market prices or alternative pricing sources and models utilizing market observable inputs.
Money market funds are valued at the closing price reported by the fund sponsor from an actively traded exchange. This is included within cash equivalents as Level 1 measurement.
We hold term deposit investments with financial institutions. We classify our term deposits within Level 2 in the fair value hierarchy because they are valued at amortized cost, which approximates fair value. Term deposits with a maturity of less than 3 months are classified as cash equivalents, those with a maturity of more than three months but less than one year are classified as short-term investments and those with a maturity of more than one year are classified as investments and other assets.
Investments in term deposits with a maturity of more than one year are restricted by long-term obligations related to the campus building.
Assets measured at fair value on a non-recurring basis
Our non-financial assets, such as goodwill, intangible assets and property and equipment, as well as our equity method investment, are adjusted to fair value when an impairment charge is recognized or the underlying investment is sold. Such fair value measurements are based predominately on Level 3 inputs.

Note 5: Prepaid expenses and other current assets

(in thousands)	June 30, 2026	December 31, 2025
Prepaid advertising	€2,803	€289
Other prepaid expenses	5,130	5,179
Other assets	1,102	901
Total	€9,035	€6,369

Note 6: Property and equipment, net

(in thousands)	June 30, 2026	December 31, 2025
Building and leasehold improvements	€4,031	€4,151
Capitalized software and software development costs	36,522	34,799
Computer equipment	16,467	16,233
Furniture and fixtures	3,155	3,088
Subtotal	60,175	58,271
Less: accumulated depreciation	51,204	49,461
Property and equipment, net	€8,971	€8,810

Note 7: Goodwill and intangible assets, net
The following table presents our goodwill and intangible assets as of June 30, 2026 and December 31, 2025:

(in thousands)	June 30, 2026	December 31, 2025
Goodwill	€14,189	€13,797
Intangible assets with indefinite lives	45,345	45,345
Intangible assets with definite lives, net	26,556	28,826
Total	€86,090	€87,968
The following table presents the changes in goodwill by reporting unit:

(in thousands)	trivago DEALS
Balance as of January 1, 2026	€13,797
Foreign exchange translation	392
Balance as of June 30, 2026	€14,189
Our indefinite-lived intangible assets relate principally to trade names, trademarks and domain names.

Our definite-lived intangible assets relate principally to acquired developed technology, trademarks, and partnership agreements from the acquisition of trivago DEALS.
The following table presents the components of our intangible assets with definite lives as of June 30, 2026:

	June 30, 2026			December 31, 2025
(in thousands)	Cost	(Accumulated amortization)	Net	Cost	(Accumulated amortization)	Net
Developed technology	€26,709	€(4,086)	€22,623	€25,971	€(1,459)	€24,512
Trademark/domain	482	(146)	336	468	(52)	416
Partnership and other agreements	4,247	(650)	3,597	4,130	(232)	3,898
Total	€31,438	€(4,882)	€26,556	€30,569	€(1,743)	€28,826
The amortization expense was €1.8 million and €3.0 million for the three and six months ended June 30, 2026, respectively. The estimated future amortization expense related to intangible assets with definite lives as of June 30, 2026, assuming no subsequent impairment of the underlying assets, is as follows:

(in thousands)	Amortization
2026	€2,660
2027	5,320
2028	5,255
2029	5,159
2030	5,159
2031	3,003
Total	€26,556

Note 8: Share-based awards and other equity instruments
Amendments to the 2016 Omnibus Incentive Plan
On June 26, 2026, our shareholders approved amendments to the 2016 Omnibus Incentive Plan to increase the maximum number of Class A shares authorized for issuance under the plan from 80,161,948 to 114,998,673 Class A shares. This authorized amount does not include any additional Class A shares that may become available as a result of Class B share conversions. Class A shares issuable under the 2016 Omnibus Incentive Plan are represented by American Depositary Shares ('ADS').

Share-based compensation expense
The following table presents the amount of share-based compensation expense included in our unaudited condensed consolidated statements of operations during the periods presented:

	Three months ended June 30,		Six months ended June 30,
(in thousands)	2026	2025	2026	2025
Equity classified awards	€2,764	€1,653	€5,037	€3,393
Liability classified awards	178	227	375	534
Total share-based compensation expense	€2,942	€1,880	€5,412	€3,927
Share-based award activity
The following table presents a summary of our share option activity for the six months ended June 30, 2026:

	Options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
		(in €)	(In years)	(€ in thousands)
Balance as of January 1, 2026	31,111,665	0.94
Granted	8,047,475	0.42
Exercised (1)	1,602,675	0.34
Expired	58,115	0.06
Balance as of June 30, 2026	37,498,350	0.86	6	20,767
(1) Inclusive of 1,224,555 options withheld due to net share settlements to satisfy required employee tax withholding requirements. Potential shares which had been convertible under options that were withheld under net share settlements remain in the authorized but unissued pool under the 2016 Omnibus Incentive Plan and can be issued by the Company. Total payments for the employees' tax obligations to the taxing authorities due to net share settlements are reflected as a financing activity within the unaudited condensed consolidated statements of cash flows.
The following table summarizes information about share options vested and expected to vest as of June 30, 2026:

Fully Vested and Expected to Vest	Options	Weighted average exercise price	Remaining contractual life	Aggregate intrinsic value
		(in €)	(In years)	(€ in thousands)
Outstanding	29,338,350	1.00	7	15,784
Currently Exercisable	18,606,700	1.34	7	10,222

The following table presents a summary of our restricted stock unit (RSU) activity for the six months ended June 30, 2026:

	RSUs	Weighted average grant date fair value	Weighted average remaining time to vest
		(in €)	(in years)
Balance as of January 1, 2026	5,922,025	0.63
Granted	19,179,880	0.49
Vested (1)	1,999,965	0.60
Forfeited	8,460	0.82
Balance as of June 30, 2026	23,093,480	0.51	2
(1) Inclusive of 1,025,095 RSUs withheld due to net share settlements to satisfy required employee tax withholding requirements. Potential shares which had been convertible under RSUs that were withheld under net share settlements remain in the authorized but unissued pool under the 2016 Omnibus Incentive Plan and can be issued by the Company. Total payments for the employees' tax obligations to the taxing authorities due to net share settlements are reflected as a financing activity within the unaudited condensed consolidated statements of cash flows.
On February 1, 2026, equity awards were granted to our managing directors consisting of share options totaling 6,833,330 Class A shares, which vest annually in two equal increments beginning on June 30, 2028. Additionally, RSUs were granted totaling 7,958,380 Class A shares, which vest annually in two equal increments beginning on June 30, 2028, and an additional 6,563,620 Class A shares, which cliff vest on June 30, 2027.

Note 9: Income taxes
Income tax benefit was €0.3 million during the three months ended June 30, 2026, compared to €1.2 million in the same period in 2025. The total weighted-average tax rate for the three months ended June 30, 2026 was 33.5%, which primarily reflects the German statutory tax rate of approximately 31.2% and the estimated permanent effects for the full year. Our effective tax rate during the three months ended June 30, 2026 was 6.4%, compared to 16.0% in the same period in 2025.
Income tax benefit was €2.8 million during the six months ended June 30, 2026, compared to €3.2 million in the same period in 2025. Our effective tax rate for the six months ended June 30, 2026 was 18.3% compared to 20.3% in the same period in 2025.
The changes in the effective tax rates between both periods ended June 30, 2026 as compared to the same periods in 2025 were primarily the result of changes in current and deferred tax adjustments, including the impact of the trivago DEALS acquisition, and the impact of the expected pre-tax income position for the full year 2026 on the weighted-average tax rate.
The difference between the weighted average tax rate and the effective tax rate for the three and six months ended June 30, 2026 was primarily the result of share-based compensation expense, which is not deductible for tax purposes.

Note 10: Stockholders' equity
Class A and Class B Common Stock
Our authorized share capital amounts to €234.0 million and is divided into Class A and Class B common stock with par values of €0.06 and €0.60, respectively. As stated in our articles of association, each Class B shareholder can request the conversion of one or more Class B shares at any time with the ratio of one Class B share to ten Class A shares. The shareholder will then transfer nine out of every ten Class A shares to the Company for no consideration, leaving the shareholder with one issued Class A share. Upon conversion, the number of authorized Class B shares decreases by the number converted and concurrently, the number of Class A shares increases by ten times the number of Class B shares converted in order to maintain our authorized share capital. At the time of our IPO in 2016, the number of authorized Class A and Class B shares was 700,000,000 and 320,000,000, respectively. These share counts have been adjusted accordingly with each conversion of Class B shares into Class A shares and the current share counts are reflected on the unaudited condensed consolidated balance sheets.
As of June 30, 2026, Class B shares are only held by Expedia Group and Rolf Schrömgens. Refer to "Note 1 - Organization and basis of presentation" for Expedia Group's ownership interest and voting interest. The Class B shares held by Mr. Schrömgens as of June 30, 2026, had an ownership interest and voting interest of 8.1% and 11.4%, respectively.
The ratio of the Company's American Depositary Shares ('ADS') program is one ADS to five Class A shares.
Treasury Stock
On April 30, 2026, our supervisory board authorized a program to repurchase up to €20 million in aggregate purchase price of our ADSs, with each ADS representing five Class A shares (the '2026 Share Buyback Program'). On May 29, 2026, our management board approved the implementation of 2026 Share Buyback Program. We may repurchase ADSs from time to time under this program, subject to our discretion as to timing, amount and price. The program does not have a fixed expiration date and does not obligate the Company to acquire any specific number of shares.
During the three months ended June 30, 2026, we repurchased 1,659,090 Class A common shares through open market transactions and these shares are held as treasury stock as of June 30, 2026.

Note 11: Earnings per share
Basic and diluted earnings per share of Class A and Class B common stock is computed by dividing net income/(loss) by the weighted average number of Class A and Class B common stock outstanding during the same period. Diluted earnings per share is calculated using our weighted-average outstanding common shares including the dilutive effect of stock awards as determined under the treasury stock method. In periods when we recognize a net loss, we exclude the impact of outstanding stock-based awards from the diluted loss per share calculation as their inclusion would have an antidilutive effect.

The following table presents our basic and diluted earnings per share:

	Three months ended June 30,		Six months ended June 30,
(€ thousands, except per share data)	2026	2025	2026	2025
Numerator:
Net loss	€(5,150)	€(6,502)	€(12,440)	€(14,297)

Denominator:
Weighted average shares of Class A and Class B common stock outstanding:
Basic	353,402	351,905	353,455	351,895
Diluted	353,402	351,905	353,455	351,895

Net loss per share:
Basic	€(0.01)	€(0.02)	€(0.04)	€(0.04)
Diluted	(0.01)	(0.02)	(0.04)	(0.04)
For the three and six months ended June 30, 2026 and 2025, approximately 57 million and 33 million of outstanding stock-based awards, respectively, have been excluded from the calculations of diluted net loss per share because their effect would have been antidilutive.

Note 12: Commitments and contingencies
Legal proceedings
A class action has been filed in Israel, making allegations about our advertising and/or display practices, such as search results rankings and algorithms, and discount claims. A pre-trial case management hearing took place on October 1, 2024. The court ordered trivago to provide certain information to the plaintiff. Pursuant to the court's recommendation, the parties initiated mediation procedures to evaluate possibilities for an amicable resolution of the matter in December 2024. In 2025, the parties ceased the mediation procedures and continued the court proceedings. The plaintiff subsequently narrowed its claim to a single allegation concerning the presentation of recommended offers. We filed our statement of defense in May 2026, and the matter is in the discovery phase.

We have also received demand letters and arbitration demands from claimants alleging violations of the California Invasion of Privacy Act related to our use of certain website technologies. On March 18, 2026, an initial group of arbitration demands was filed with the American Arbitration Association and additional threatened claims have been asserted but not filed. We believe we have substantial defenses, including challenges to the enforceability of arbitration agreements for certain claimants and consent-related defenses for others. The proceedings are in early stages and no determinations have been made regarding whether the claims are subject to arbitration or the merits of the underlying allegations.

Gain contingency
On May 5, 2026, we filed an antitrust damages claim against Google before the Regional Court of Hamburg, Germany. The claim seeks damages for losses suffered by trivago as a result of Google's alleged anticompetitive self-preferencing practices in the hotel metasearch market. The outcome of the litigation is inherently uncertain, and there can be no assurance as to the timing, outcome, or ultimate recovery of proceeds, if any, from these proceedings. No amounts have been recognized as of June 30, 2026.

Note 13: Related party transactions
Expedia Group
We have commercial relationships with Expedia Group, Inc. and many of its affiliated brands, including brands Expedia, Hotels.com, Wotif and Vrbo. These arrangements are terminable at will upon fourteen to thirty days prior notice by either party and on customary commercial terms that enable Expedia Group’s brands to advertise on our platform, and we receive payment for users we refer to them. We also have an agreement with Expedia Partner Solutions ("EPS"), where EPS powers our platform with a template (Hotels.com for partners). Related-party revenue from Expedia Group primarily consists of click-through fees and other advertising services provided to Expedia Group and its affiliates.
Related-party revenue from Expedia Group and its affiliates was €43.9 million and €80.0 million for the three and six months ended June 30, 2026, compared to €53.2 million and €96.6 million in the same periods in 2025, respectively. These amounts are recorded at contract value, which we believe is a reasonable reflection of the value of the services provided. Related-party revenue from Expedia Group represented 26% of our total revenue both for the three and six months ended June 30, 2026, compared to 38% and 37% in the same periods in 2025, respectively.
The related party trade receivable balances with Expedia Group and its affiliates as of June 30, 2026 and December 31, 2025 were €31.8 million and €21.8 million, respectively.
For the three and six months ended June 30, 2026 and 2025, we did not incur significant operating expenses from related-party services and support agreements with Expedia Group. Effective July 31, 2026, the services and support agreement in connection with localizing content on our websites with Expedia Group International Holdings III, LLC (subsequently renamed to Expedia Travel Partner Services LLC), was terminated.
UBIO Limited
We have a commercial agreement with UBIO Limited to increase the number of directly bookable rates available on our website. The agreement includes an annual minimum commitment of €0.2 million (GBP 0.2 million). On May 14, 2026, we entered into an amendment to the agreement extending the term by six months, to December 31, 2026. Operating expenses related to this partner were €0.1 million and €0.3 million for the three and six months ended June 30, 2026, compared to €0.2 million and €0.4 million in the same periods in 2025, respectively.
Holisto Limited
For the three and six months ended June 30, 2025, related-party revenue, consisting mainly of click-through fees was €2.1 million and €4.6 million, respectively and operating expenses related to interface development services, were €0.2 million and €0.5 million, respectively.

Note 14: Segment information
Management has identified three reportable segments: Americas, Developed Europe, and Rest of World (RoW), collectively referred to as the trivago Core segments. Our Americas segment is comprised of Argentina, Brazil, Canada, Chile, Colombia, Ecuador, Mexico, Peru, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our RoW segment is comprised of all other countries where trivago operates. Our trivago DEALS operating segment does not meet the quantitative thresholds of a separate reportable segment.
Our chief operating decision makers ("CODMs") are our managing directors comprised of the Chief Executive Officer, Chief Financial Officer, Chief Marketing Officer, and Chief Product Officer. We determined our operating segments based on how our CODMs manage our business, make operating decisions and evaluate operating performance. Our primary operating metric is Return on Advertising Spend, ("ROAS") contribution, for each of our reportable segments, which compares Referral Revenue before intersegment eliminations to Advertising Spend. ROAS contribution includes the allocation of Referral Revenue based on the domain of the website accessed or location of the user performing the search.
Our CODMs use ROAS contribution to allocate resources for each reportable segment predominantly in the annual budget and forecasting process. The CODMs consider budget-to-actual variances on a monthly basis using ROAS contribution when making decisions about the allocation of Advertising Spend to the trivago Core segments. The CODMs also use ROAS contribution to assess the performance for each trivago Core segment.
Our segment disclosures include intersegment Referral Revenue from our trivago DEALS operating segment. All expenses except for Advertising Spend are excluded from reportable segment operating performance and are included in our segment reconciliations below.
The following tables present our segment information for the three and six months ended June 30, 2026 and 2025. As a significant portion of our property and equipment is not allocated to our operating segments and depreciation is not included in our segment measure, we do not report the assets by segment as it would not be meaningful. We do not regularly provide such information to our CODMs.

	Three months ended June 30, 2026
(€ thousands)	Developed Europe	Americas	Rest of World	Total
Referral Revenue from external customers, including related party	€63,777	€61,203	€26,402	€151,382
Intersegment Referral Revenue	1,978	3,264	100	5,342
	€65,755	€64,467	€26,502	€156,724

Reconciliation of revenue
Other revenues				17,025
Elimination of intersegment Referral Revenue				(5,342)
Total consolidated revenue				€168,407

Less:
Advertising Spend	54,341	51,437	22,873
ROAS contribution	€11,414	€13,030	€3,629	€28,073
Costs and expenses:
Cost of revenue, including related party, excluding amortization				8,449
Other selling and marketing, including related party (1)				9,677
Technology and content, including related party				14,497
General and administrative, including related party				11,147
Amortization of intangible assets				1,752
Operating loss				€(5,766)
Other income/(expense)
Interest expense				(22)
Interest income				905
Other, net				(556)
Loss before income taxes				€(5,439)
(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by reporting segment.

	Three months ended June 30, 2025
(€ thousands)	Developed Europe	Americas	Rest of World	Total
Referral Revenue from external customers, including related party	€56,220	€52,792	€29,518	€138,530

Reconciliation of revenue
Other revenues				738
Total consolidated revenue				€139,268

Less:
Advertising Spend	46,039	45,161	25,208
ROAS contribution	€10,181	€7,631	€4,310	€22,122
Costs and expenses:
Cost of revenue, including related party, excluding amortization				2,669
Other selling and marketing, including related party (1)				7,549
Technology and content, including related party				12,554
General and administrative, including related party				8,097
Amortization of intangible assets				33
Operating loss				€(8,042)
Other income/(expense)
Interest expense				(3)
Interest income				530
Other, net				213
Loss before income taxes				€(7,302)
(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by reporting segment.

	Six months ended June 30, 2026
(€ thousands)	Developed Europe	Americas	Rest of World	Total
Referral Revenue from external customers, including related party	€123,187	€113,646	€49,443	€286,276
Intersegment Referral Revenue	3,629	6,303	230	10,162
	€126,816	€119,949	€49,673	€296,438

Reconciliation of revenue
Other revenues				25,024
Elimination of intersegment Referral Revenue				(10,162)
Total consolidated revenue				€311,300

Less:
Advertising Spend	101,142	99,241	43,710
ROAS contribution	€25,674	€20,708	€5,963	€52,345
Costs and expenses:
Cost of revenue, including related party, excluding amortization				13,954
Other selling and marketing, including related party (1)				15,042
Technology and content, including related party				28,800
General and administrative, including related party				22,143
Amortization of intangible assets				3,031
Operating loss				€(15,763)
Other income/(expense)
Interest expense				(47)
Interest income				1,489
Other, net				(800)
Loss before income taxes				€(15,121)
(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by reporting segment.

	Six months ended June 30, 2025
(€ thousands)	Developed Europe	Americas	Rest of World	Total
Referral Revenue from external customers, including related party	€108,517	€97,705	€55,702	€261,924

Reconciliation of revenue
Other revenues				1,452
Total consolidated revenue				€263,376

Less:
Advertising Spend	85,070	88,880	46,978
ROAS contribution	€23,447	€8,825	€8,724	€40,996
Costs and expenses:
Cost of revenue, including related party, excluding amortization				5,388
Other selling and marketing, including related party (1)				13,248
Technology and content, including related party				25,955
General and administrative, including related party				15,428
Amortization of intangible assets				33
Operating loss				€(17,604)
Other income/(expense)
Interest expense				(6)
Interest income				1,266
Other, net				481
Loss before income taxes				€(15,863)
(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by reporting segment.

Note 15: Subsequent events
On July 7, 2026, we entered into a Limited Guarantee and Indemnity agreement with Stripe, LLC and its affiliates ("Stripe"), a third-party payment processor for trivago DEALS. The agreement guarantees (i) the due performance by trivago DEALS and its subsidiaries of their obligations under their payment processing agreement with Stripe, including to timely repay Stripe for any reimbursements due to travelers and (ii) indemnifies Stripe against losses arising from non-performance by trivago DEALS and its subsidiaries of such obligations, or from any such obligation becoming void or unenforceable against them. Our liability is limited to trivago DEALS' liability under its agreement with Stripe for payment processing services. We are unable to estimate the maximum potential amount of future payments we could be required to make since trivago DEALS' liability will be dependent on the volume of services used. The Guarantee is ongoing in nature and remains in effect until any sum payable by trivago DEALS under its agreement with Stripe is paid in full. No amounts have been demanded or paid as of the date of this report.
On July 9, 2026, 5,735,220 service-based Class A share options were granted to the founders of Holisto (trivago DEALS) in connection with the acquisition of Holisto, which was completed on July 31, 2025. One-third of the options vested on July 31, 2026 and the remainder will vest, subject to continued employment with trivago, in two equal annual increments thereafter. As the final terms and required approvals (including regulatory approvals) of these options were only finalized as of the grant date, no compensation cost was recognized prior to that date and none of the options were deemed to be consideration in the accounting for the business combination.